SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                    Commission File No. 0-894537

                           NOTIFICATION OF LATE FILING

(Check One):

       [ ] Form 10-K and 10-KSB   [ ] Form 11-K   [ ] Form 20-F
       [X] Form 10-Q and 10-QSB   [ ]Form N-SAR

       For the Period Ended: September 30, 2007
                             ------------------

       [ ] Transition Report on Form 10-K and 10-KSB
       [ ] Transition Report on Form 20-F
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q and 10-QSB
       [ ] Transition Report on Form N-SAR
       For the Transition Period Ended: ____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________


                                     PART I
                             Registrant Information

Full name of registrant:                    BRIGHTEC, INC.

Former name if applicable:                  ADVANCED LUMITECH, INC.

Address of principal executive office       8C PLEASANT STREET, FIRST FLOOR
City, state and zip code                    SOUTH NATICK, MA 01760


                                     PART II
                             Rule 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Brightec, Inc.'s (the "Company") Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007 (the "Quarterly Report") could not be filed, without unreasonable effort and expenses, within the prescribed time period because additional time is required to finalize certain of the financial information to be contained in the Quarterly Report. The Company expects to file the Quarterly Report on or before the fifth day following the prescribed due date for filing the Quarterly Report.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

             Patrick Planche           (508)                  647-9710
             ---------------         -----------         ------------------
                (Name)               (Area Code)         (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 BRIGHTEC, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 2007

                                       By: /s/ Patrick Planche
                                           ---------------------------------
                                           Name:   Patrick Planche
                                           Title:  President and Treasurer